SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                                Amendment No. 10


                             U. S. Bioscience, Inc.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.005 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  911646 10 7
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                           Donna J. Roberts, Esq.
General Counsel                                    Secretary
Marion Merrell Dow Inc.                            The Dow Chemical Company
9300 Ward Parkway                                  2030 Dow Center
Kansas City, Missouri 64114                        Midland, Michigan 48674
(816) 966-4000                                     (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 12, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.  911646 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its             Marion Merrell Dow Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[  ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,210,770*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,210,770*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,210,770*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [ X ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     2.97%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Excludes 424,480 shares owned by the Marion Merrell Dow Foundation as of June 22, 1995, as to which the Reporting Person disclaims beneficial ownership as previously set forth in Item 4(d).

CUSIP No.  911646 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              The Dow Chemical Company
     I.R.S. Identification Number                  38-1285128
___________________________________________________________________________

2)   Check the Appropriate Box if                                   (a)[  ]
     a Member of a Group                                            (b)[  ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,210,770*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,210,770*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,210,770*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [ X ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     2.97%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________


* Excludes 424,480 shares owned by the Marion Merrell Dow Foundation as of June 22, 1995, as to which the Reporting Person disclaims beneficial ownership as previously set forth in Item 4(d).

                                Amendment No. 10

This Amendment No. 10 to the Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, par value $.005 per share of U. S. Bioscience, Inc. (the "Common Stock") owned by Marion Merrell Dow Inc., a Delaware corporation ("MMDI"). This Amendment is filed on behalf of MMDI and The Dow Chemical Company, a Delaware corporation ("Dow"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Statement. This Amendment is filed to reflect MMDI's disposition of 1,000,000 shares of the Common Stock (a change of more than 1% of the total shares outstanding), and to report the fact that as of 6/12/95, the reporting persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Paragragraphs (a), (c), and (e) of Item 5 of this Statement are hereby amended to read as follows:

Item 5.   Interest in Securities of the Issuer.
- ------    ------------------------------------

     (a) MMDI beneficially owns 1,210,770 shares of Common Stock, representing approximately 2.97 percent of the outstanding shares of Common Stock. Dow may be deemed to beneficially own such shares due to its ownership of a majority of MMDI's outstanding common stock, but hereby disclaims beneficial ownership of such Common Stock.

                                    .  .  .

     (c) During the period June 12-14, 1995, MMDI sold an aggregate of 1,000,000 shares of Common Stock in open market transactions at an average sale price of $5.275 per share.

                                    .  .  .

     (e) MMDI and Dow ceased to be the beneficial owner of more than five percent of the Common Stock on June 12, 1995.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARION MERRELL DOW INC.



Date:  June 26, 1995       By:  /s/ Rebecca R. Tilden
                                    -----------------------------------
                                    Rebecca R. Tilden
                                    Vice President, Assistant General
                                    Counsel and Assistant Corporate
                                    Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE DOW CHEMICAL COMPANY



Date:  June 26, 1995          By: /s/  Enrique C. Falla
                                  ------------------------------------
                                  Enrique C. Falla
                                  Executive Vice President and Chief
                                  Financial Officer